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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 16

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Safra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John DeMasi — (212) 704-5608
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SAFRA SECURITIES CORPORATION
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Safra Securities Corporation

We have audited the accompanying statement of financial condition of Safra Securities Corporation (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities Corporation at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

SAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 37,025,551
Deposit with clearing broker	50,392
Securities owned, at market value :	
Sovereign debt	5,992,252
Corporate debt	2,885,599
Due from clearing broker	5,308,452
Due from affiliate	134,021
Other assets	274,806
TOTAL ASSETS	$ 51,671,073

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Deferred tax liability	$ 475,447
Accrued expenses and other liabilities	136,924
Total liabilities	612,371
STOCKHOLDER'S EQUITY:	
Common stock (1,000 shares authorized, at par value $.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	49,999,990
Retained earnings	1,058,702
TOTAL STOCKHOLDER'S EQUITY	51,058,702
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 51,671,073

See notes to statement of financial condition

1. NATURE OF OPERATIONS

Safra Securities Corporation (the "Company") is a wholly-owned subsidiary of Safra National Bank of New York (the "Bank"). On September 30, 2003, the Bank contributed an additional $35 million to the capital of the Company. The Company was incorporated in Delaware on May 3, 1999. The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 ("the 1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business includes providing foreign and domestic securities brokerage services to the Bank. The Company also conducts proprietary trading primarily in Latin American emerging market securities as well as the related American Depository Receipts traded in the United States. All of the Company's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, Pershing, LLC ("Pershing"). The Company clears transactions on a fully disclosed basis through Pershing, a U.S. registered broker-dealer. Pershing takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of the Statement of Financial Condition - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the financial statement is prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Transaction Revenue - Securities owned and securities sold, not yet purchased used in the Company's trading activities are recorded at fair value in the statement of financial condition. Fair value is the amount at which securities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's securities owned and sold, not yet purchased is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. Transactions in securities owned and sold, not yet purchased are recorded on trade date.

Income Taxes - Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred taxes be provided for all temporary differences between the book and tax bases of assets and liabilities.

Pursuant to an intercompany tax allocation agreement between the Company and the Bank, the Company joins with the Bank's includable affiliates in filing a consolidated federal income tax return.

Fair Value of Financial Instruments - SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value. The fair value of all other financial assets and liabilities is considered to approximate the recorded value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

3. RELATED PARTY TRANSACTIONS

The Company functions as an introducing broker for its only customer, the Bank.

The Company had cash and cash equivalents on deposit at the Bank of $369,682 at December 31, 2003, which is included in due from affiliate on the statement of financial condition.

4. INCOME TAXES

As part of the consolidated U.S. federal tax return of the Bank, the Company transfers to the Bank its current federal assets or liabilities. At December 31, 2003, the Company had a current tax receivable from the Bank of $23,531 and a deferred tax liability of $475,447, primarily related to unrealized gains.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the 1934 Act, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $41,772,624, which was $41,672,624 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

6. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

7. CONCENTRATION RISK

The Bank is the Company's only customer. Balances resulting from the Company's brokerage and trading activities are maintained at the clearing broker.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at the prevailing prices. These transaction may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

To the Board of Directors and Stockholder of
Safra Securities Corporation

In planning and performing our audit of the financial statements of Safra Securities Corporation (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP